Cimarex Energy Co.

1700 Lincoln Street, Suite 1800

Denver, Colorado 80203-4518

Phone 303-295-3995

Fax 303-295-3494

Sent Via Edgarization	May 30, 2012

H.Roger Schwall
Division of Corporation Finance
U.S Securities and Exchange Commission
Washington, D.C. 20549

cc. Lily Dang

Re:	Cimarex Energy Co.
Form 10-K for Fiscal Year Ended
December 31, 2011, Filed
February 22, 2012
File No. 1-31446

Dear Mr. Schwall:

In response to your letter dated May 15, 2012, please find below the information you requested.

Cimarex Energy acknowledges that:

•                  Cimarex Energy is responsible for the adequacy and accuracy of disclosure in its filings;

•                  SEC Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Cimarex filings; and

•                  Cimarex Energy may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMMENT/RESPONSE

Form 10-K for the Year Ended December 31, 2011

Business

Comment:

Marketing, page 10

1.               We note that your two largest customers accounted for approximately 22% and 15%, respectively, of your 2011 revenues. In accordance with Item 101(c)(1)(vii) of Regulation S-K, please disclose the names of these customers and their relationship to you or supplementally confirm that the loss of such customers would not have a material adverse effect on your operations.

Response:

Supplementally, we inform the staff that our operations are located in well-established areas of oil and gas production, found mainly in Texas, Oklahoma, New Mexico and Kansas.  More specifically, our wells are located in the Anadarko Basin of western Oklahoma, the Permian Basin of West Texas and southeast New Mexico, the Hugoton Basin of southwest Kansas, and in southeast Texas near Houston and Beaumont.  These areas provide numerous marketing outlets for oil and gas, with a large number of alternative purchasers who compete for our production.

We take a proactive approach in selling our oil and gas production under short-term arrangements at market-responsive prices to a portfolio of refiners, gas processors and end-users.  We choose our purchasers based on several factors, including price, service and credit quality.  Because of the competitive nature of oil and gas sales, the loss of one or both of our 2011 major purchasers would not result in a loss of sales. If there is not a loss of sales, there would not be a material adverse effect on our operations.

We have reviewed our current disclosure regarding dependence upon a single customer, or a few customers, and in our opinion, believe our disclosure is appropriate.  Item 101(c) (1) (vii) of Regulation S-K, requires disclosure of the names of such customers only if… “the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole”.

Therefore, we believe our current disclosure is appropriate.  However, in future filings we will expand our disclosure to include the following (or a similar) comment.  “We believe that the loss of one or both of our significant purchasers would not have a material adverse effect on us because alternative purchasers are readily available.”

Risk Factors

Our business involves many operating risks that may result in substantial losses for which insurance may be unavailable or inadequate, page 17

Comment:

2.               We note your reference to hydraulic fracturing and actual or potential regulation. We also note that the process is used for almost all of your wells. Given that fracking is a material part of your current operations, please revise this risk factor section to disclose all material risks related to hydraulic fracturing operations, including financial and operational risks, or advise us why such disclosure is not appropriate.

Response:

Operating risks that may result in substantial losses for which insurance may be unavailable or inadequate are not limited to hydraulic fracturing or any other single stage of drilling for or producing oil and gas.  While we recognize that fracturing operations have some unique characteristics, they are but one stage of many related to drilling and completing oil and gas wells.

Each stage of overall drilling operations present unique risks, but all are similar to the broader risks outlined in the risk factor referenced by this comment.  For example, spudding a well (i.e. initiating drilling) and drilling through shallow ground water reservoirs poses certain pollution and environmental hazards.  The use of drilling fluids that contain chemical additives that aid the drilling of the entire borehole to its total depth into the earth also imposes certain sub-surface environmental hazards.  The potential discharge of toxic gases and fluids at the surface is also a risk present throughout all phases of drilling and producing a well.

As such, we believe that segregating a discussion of these risks in the context of hydraulic fracturing only would imply that the risks are unique to or could occur solely as a result of our fracturing operations.  We do not believe a separate disclosure isolated under hydraulic fracturing activities would be appropriate.  We believe our current disclosures are in compliance with applicable rules and respectfully submit no changes to our filing in this regard.

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 44

Comment:

3.               We note that you utilize the label “cash flow from operations” to refer to a non-GAAP measure on page 46, while using the terms “cash flow provided by operating activities” and “operating cash flow” to refer to the closely-related GAAP measure. We do not believe that your label for the non-GAAP measure is representationally faithful because it introduces non-cash elements and is commonly recognized as the GAAP measure of operating cash flows. You will need to select an alternate label for your non-GAAP measure to comply with Item 10(e)(1)(ii)(E) of Regulation S-K. For example, you may preface your current label with the term “Adjusted” or “Non-GAAP” to provide this distinction; although you should also disclose that this represents an imprecise and incomplete measure of cash flow. You should also disclose the reasons you believe the measure provides useful information about your financial condition or results of operations to comply with Item 10(e)(1)(i)(C) of Regulation S-K. It should be clear what you believe is apparent and meaningful in your presentation that is not revealed in your GAAP measures of operating cash flows.

Response:

We acknowledge the Staff’s comment with respect to selecting an alternate label for our non-GAAP measure of “cash flow from operations”.  In response, we will preface this non-GAAP measure with the term “Adjusted” in future filings.

We have reviewed our disclosure of the reasons we believe the non-GAAP measure provides useful information to investors and believe these explanations are accurate and within the guidance of Item 10(e)(1)(i)(C) of Regulation S-K.  It has been our experience that professional research analysts and the investment community prefer to utilize a measure of cash flow from operations which does not include fluctuations from working capital changes.  To add further clarity to our discussion, in future filings we will add to the end of the first full sentence in the first paragraph following the reconciliation “, without fluctuations caused by changes in current assets and liabilities, which are included in the GAAP measure of cash flow from operating activities.”

Financial Statements

Note 18 — Unaudited Supplemental Oil and Gas Disclosures, pages 85-91

Oil and Gas Reserve Information, page 88

Comment:

4.               For ease of readability and for consistency with similar information presented in Items 1 and 2, please provide MMcfe equivalency amounts for all reserve volumes presented in the table on page 88.

Response:

We acknowledge the Staff’s comment with regards to including MMcfe in the presentation of reserve volumes in the table on page 88 and agree that inclusion of MMcfe would facilitate comparisons with similar information presented elsewhere in our Form 10-K.  In future filings we will incorporate the MMcfe in our tabular presentation of total proved reserves.

Comment:

5.               We note your statement that you “have no PUD reserves whose scheduled delay to initiation of development is beyond five years of initial booking.” We also note that you converted 5 Bcfe of PUDs into proved developed reserves in 2011 and 13 Bcfe of PUDs into proved developed reserves in 2010. These amounts were 2.4% and 3.8%, respectively, of your year beginning PUD reserve volumes for those years. As we would expect PUD conversions in a 5 year development timeframe to approximate 20% of the beginning of year volumetric balance, tell us how you expect to meet your stated time frame.

Response:

Approximately 98% of year-end 2011proved undeveloped reserves are located in our western Oklahoma, Cana-Woodford shale play.  Our 2010 and 2011 PUD conversion rates reflect that our drilling activity during this period was driven by delineation of the play and management of term lease expirations (non-PUD drilling).  Beginning in 2012, we are focusing a significant portion of our overall capital investment in this play on the infill development of “held-by-production” leases, including drilling of certain PUD locations.  Therefore, past PUD conversion rates are not indicative of future planned activity.  We respectfully submit, as previously stated, all of our PUD reserves are scheduled to be developed within 5 years.

Comment:

6.               In accordance with Item 1203(c) of Regulation S-K, please discuss investments and progress made during the year to convert PUDs into proved developed reserves, including, but not limited to, capital expenditures.

Response:

During 2011 we invested $21.6 million to convert 5 Bcfe of PUDs into proved developed reserves.  These reserves were associated with three oil wells in Ward County Texas.  Approximately 98% of our proved undeveloped reserves at year-end 2011 are located in our western Oklahoma, Cana-Woodford shale play, where infill development drilling of PUD locations was recently initiated in 2012.  Given that the 5 Bcfe of reserves that were converted was immaterial to our overall PUD reserves of 378 Bcfe at year-end 2011, we respectfully submit that we believe an amended filing of our Form 10K to expand discussion beyond our existing disclosures of our investments and progress made during the year to convert PUDs into proved developed reserves is not necessary.

We appreciate your input and have considered your comments in great detail.  Should you have any questions regarding these responses, please do not hesitate to contact me at (303) 295-3995.  Thank you for your consideration.

Sincerely,

/s/ Paul Korus
Paul Korus
Senior Vice President and Chief Financial Officer